FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 August 2014

HSBC BANK CANADA
SECOND QUARTER 2014 RESULTS

•    Profit before income tax expense for the quarter ended 30 June 2014 was C$242m, an increase of 33.0% compared with the same period in 2013. Profit before income tax expense was C$475m for the half year ended 30 June 2014, an       increase of 5.3% compared with the same period in 2013.

•    Profit attributable to the common shareholder was C$172m for the quarter ended 30 June 2014, an increase of 52.2% compared with the same period in 2013. Profit attributable to the common shareholder was C$332m for the half       year ended 30 June 2014, an increase of 16.9% compared with the same period in 2013.

• Return on average common equity was 15.6% for the quarter ended 30 June 2014 and 15.3% for the half year ended 30 June 2014 compared with 10.6% and 13.4% respectively for the same periods in 2013.

• The cost efficiency ratio was 51.1% for the quarter ended 30 June 2014 and 51.6% for the half year ended 30 June 2014 compared with 50.1% and 47.4% respectively for the same periods in 2013.

• Total assets were C$83.1bn at 30 June 2014 compared with C$84.3bn at 31 December 2013.

• Common equity tier 1 capital ratio was 11.0%, tier 1 ratio 12.4% and total capital ratio 14.0% at 30 June 2014 compared with 10.8%, 13.6% and 15.5% respectively at 30 June 2013.

The abbreviations "C$m" and "C$bn" represent millions and billions of Canadian dollars, respectively.

Financial Commentary

Overview

HSBC Bank Canada reported a profit before income tax expense of C$242m for the second quarter of 2014, an increase of C$60m, or 33%, compared with the second quarter of 2013 and an increase of C$9m or 4%, compared with the first quarter of 2014. Profit before income tax expense for the first half of 2014 was C$475m, an increase of C$24m, or 5%, compared with the first half of 2013.

The increase in profit before income tax expense compared with the same periods last year was primarily due to increased fees from credit and wealth products, lower loan impairment charges as a result of lower specific allowances for commercial customers and an increase in other income arising from a reduction in the fair value of investment property held for sale recorded in the second quarter of 2013. This was partially offset by lower net interest income from the continued planned run-off of the consumer finance portfolio, lower net trading income from foreign exchange and increased operating expenses as we invest in HSBC's global standards, risk and compliance activities.

Commenting on the results, Paulo Maia, President and Chief Executive Officer of HSBC Bank Canada, said:

"The changes we have been making over the last several years have begun to show in our financial results.  There is good momentum in all our business lines with increased commercial lending, residential mortgages and customer activity in Global Banking and Markets, and significant growth in funds under management.  However, spread compression and the accelerated planned run-off of the consumer finance portfolio have both negatively impacted revenue. Consistent with the HSBC Group's global strategy, we continue to make strides to grow our business and make it more efficient while implementing global standards within Canada."

Analysis of Consolidated Financial Results for the Second Quarter of 2014

Net interest income for the second quarter of 2014 was C$307m, a decrease of C$33m, or 10%, compared with the second quarter of 2013 and unchanged from the first quarter of 2014. Net interest income for the first half of 2014 was C$614m, a decrease of C$62m, or 9%, compared with the first half of 2013. Net interest income decreased from the comparative periods in 2013, primarily due to declining loan balances from the continued planned run-off of the consumer finance portfolio. However, compared to the first quarter of 2014, net interest income was unchanged. This resulted from increased residential mortgage lending offset by declining balances from the planned run-off of the consumer finance portfolio noted above.

Net fee income for the second quarter of 2014 was C$160m, an increase of C$6m, or 4%, compared with the second quarter of 2013 and an increase of C$5m, or 3%, compared with the first quarter of 2014. Net fee income for the first half of 2014 was C$315m, an increase of C$15m, or 5%, compared with the first half of 2013.The increase in net fee income from the same periods last year and the prior quarter was primarily due to higher fees from credit products such as standby lines of credit and banker's acceptances, as well as increased fees from wealth related products and from higher funds under management.

Net trading income for the second quarter of 2014 was C$33m, a decrease of C$12m, or 27%, compared with the second quarter of 2013, and a decrease of C$6m, or 15%, compared with the first quarter of 2014. Net trading income for the first half of 2014 was C$72m, a decrease of C$30m, or 29%, compared with the first half of 2013.The decrease in net trading income compared with the same periods last year was mainly due to lower spreads on foreign exchange products and the impact of debit valuation adjustments on derivative contracts due to the narrowing of our own credit spreads. The decrease in the second quarter of 2014 compared to the first quarter resulted primarily from the impact of the debit valuation adjustment on derivatives.

Net expense from financial instruments designated at fair value for the second quarter and first half of 2014 was C$1m and C$3m respectively, with no material change from comparative periods in 2013.

Gains less losses from financial investments for the second quarter of 2014 were C$27m, an increase of C$12m, or 80%, compared with the second quarter of 2013 and an increase of C$8m, or 42%, compared with the first quarter of 2014. Gains less losses from financial investments for the first half of 2014 was C$46m, a decrease of C$4m, or 8%, compared with the first half of 2013. The bank realizes gains and losses from financial investments from disposals of available-for-sale financial investments, mainly driven by balance sheet management activities. The variances from comparative periods are primarily as a result of the bank's continuous balance sheet management activities.

Other operating income for the second quarter of 2014 was C$13m, an increase of C$36m, or 156%, higher compared with the second quarter of 2013, and with no material change compared with the first quarter of 2014. Other operating income for the first half of 2014 was C$27m, an increase of C$37m, or 370%, compared with the first half of 2013. The increase in other operating income compared with the comparative periods in 2013 reflects the reduction in the fair value of an investment property held for sale that was recorded in the second quarter of 2013.

Loan impairment charges and other credit risk provisions for the second quarter of 2014 were C$27m, a decrease of C$57m, or 68%, compared with the second quarter of 2013 and with no material change from the first quarter of 2014. Loan impairment charges and other credit risk provisions for the first half of 2014 were C$53m, a decrease of C$87m, or 62%, compared with the first half of 2013. The decreases in loan impairment charges and other credit risk provisions compared with the same periods in the prior year is primarily as a result of lower specific allowances for commercial customers and the impact of reduced impairment charges resulting from the continued run-off of the consumer finance portfolio.

Total operating expenses for the second quarter of 2014 were C$276m, an increase of C$10m, or 4%, compared with the second quarter of 2013 and unchanged from the first quarter of 2014. Total operating expenses for the first half of 2014 was C$552m, an increase of C$23m, or 4%, compared with the first half of 2013. The increase in total operating expenses compared with the same periods in the prior year is primarily due to the continued investment in HSBC's global standards, risk and compliance activities.

Share of profit in associates for the second quarter of 2014 was C$6m, C$5m higher than the second quarter of 2013, and C$3m higher than the first quarter of 2014. Share of profit in associates for the first half of 2014 was C$9m, C$4m higher than the first half of 2014. The increase in share of profits was due to the increase in value in the bank's investment in private equity funds.

Income tax expense. The effective tax rate in the second quarter of 2014 was 25.0%, compared with 28.9% in the second quarter of 2013 and 26.5% in the first quarter of 2014. Income tax expense for the second quarter and first half of 2014 includes the effect of an income tax refund, while the comparative periods in 2013 reflect the impact of a tax adjustment relating to prior periods.

Movement in Financial Position

Total assets at 30 June 2014were C$83.1bn, down C$1.1bn from 31 December 2013. Increases in commercial customer lending and residential mortgages resulted in a C$1.0bn growth in loans and advances to customers as well as C$0.8bn in customers' liability under acceptances. These increases were offset by declines of C$2.0bn in financial investments and C$0.7bn in loans and advances to banks resulting from disposals, maturities and other balance sheet management activities and C$0.2bn in trading positions in government and agency bonds.

Total liabilities at 30 June 2014 were C$78.2bn, down C$1.0bn from 31 December 2013. There were increases in acceptances of C$0.8bn driven by customer demand, and in non-trading repurchase agreements of C$0.8bn and deposits by banks of C$0.3bn both resulting from balance sheet management activities. However these were more than offset by decreases in customer accounts of C$1.6bn, primarily as a result of lower commercial account balances, and trading liabilities of C$0.9bn primarily due to lower balances from pending trade settlements and short position securities. In addition, debt securities were C$0.5bn lower at 30 June 2014 resulting from C$1.3bn in maturing issues and C$0.2bn lower in short-term funding compared with 31 December 2013, offset by a C$1.0bn wholesale five year issue in May 2014.

Business Performance in the Second Quarter of 2014

Commercial Banking

Profit before income tax expense was C$156m for the second quarter of 2014, an increase of C$84m, or 117%, compared with the second quarter of 2013 and C$7m, or 5%, compared with the first quarter of 2014. Profit before income tax expense for the first half of 2014 was C$305m, an increase of C$109m, or 56%, compared with the first half of 2013.

The increase in profit before income tax expense compared with the same periods last year was primarily due to an increase in other income arising from a reduction in the fair value of investment property held for sale that was recorded in the second quarter of 2013, lower specific loan impairment charges and gains from financial investments. This was partially offset by higher operating expenses primarily from increased investments in HSBC's global standards, risk and compliance activities, increases in underlying business as well as the impact of the adoption of a revised methodology by HSBC Group for allocating functional support costs to the global lines of business. The increase in profit before income tax expense compared with the first quarter in 2014 resulted primarily from gains from financial investments.

Global Banking and Markets

Profit before income tax expense was C$64m for the second quarter of 2014, a decrease of C$3m, or 4%, compared with the second quarter of 2013 and a decrease of C$13m or 17% compared with the first quarter of 2014. Profit before income tax expense was C$141m for the first half of 2014, a decrease of C$29m, or 17% compared with the first half of 2013. Gains less losses from financial investments are realized as balance sheet management continues to re-balance the portfolio for risk management purposes in the low interest rate environment. The variances in profit before income tax expense compared with the same periods last year were primarily driven by lower gains on disposal from the re-balancing of the financial investments portfolio. Also contributing to the decrease in profit before income tax expense was lower spreads related to foreign exchange products.

Retail Banking and Wealth Management

Profit before income tax expense was C$24m for the second quarter of 2014, a decrease of C$19m, or 44%, compared with the second quarter of 2013 and an increase of C$9m, or 60%, compared with the first quarter of 2014. Profit before income tax expense was C$39m for the first half of 2014, a decrease of C$52m, or 57%, compared with the first half of 2013.

Profit before income tax expense relating to ongoing business (excluding the run-off consumer finance portfolio) was C$15m, a decrease of C$4m, or 21%, compared with the second quarter of 2013 and an increase of C$6m, or 67%, compared with the first quarter of 2014. Profit before income tax expense relating to ongoing business was C$24m for the first half of 2014, a decrease of C$13m, or 35% compared with the first half of 2013. Profit before income tax expense decreased from the same periods last year primarily due to lower net interest income driven by a decline in personal lending balances and a decline in net interest spread in a competitive low interest rate environment as well as higher costs from increased investments in global standards, risk and compliance activities, offset by a reduction of allocated support costs. Profit before income tax expense for the second quarter of 2014 increased over the first quarter of 2014 mainly due to increases in personal lending, particularly residential mortgages, as well as wealth fees earned.

Profit before income tax expense relating to the run-off consumer finance portfolio for the second quarter of 2014 was C$9m, a decrease of C$15m, or 63%, compared with the second quarter of 2013 and an increase of C$3m, or 50%, compared with the first quarter of 2014. Profit before income tax expense for this business was C$15m for the first half of 2014, a decrease of C$39m, or 72%, compared with the first half of 2013.The decrease in profit before income tax expense relating to the run-off consumer finance portfolio compared to the same periods in 2013 was primarily due to lower interest income from declining loan balances, partially offset by lower collective provisions and lower operating expenses from the right sizing of operations. The increase in profit compared to the first quarter of 2014 was due to reduced loan impairment charges and operating costs.

Other

Transactions which do not directly relate to our global lines of business are reported in 'Other'. The main items reported under 'Other' include income and expense from the impact of changes in credit spreads on our own subordinated debentures designated at fair value and income and expense related to information technology services provided to HSBC Group companies on an arm's length basis. Profit before income tax expense for the second quarter of 2014 was a loss of C$2m, compared with a break even for the second quarter of 2013, and a loss of C$8m recorded in the first quarter of 2014. For the half year ended 30 June 2014, there was a loss of C$10m compared to a loss of C$6m in the first half of 2013. The variances from comparative periods are primarily due to the impact of the items noted above.

Preferred Shares

The bank's $250m Class 1 Preferred Shares - Series E were redeemed for cash at par on 30 June 2014.

Dividends

During the second quarter of 2014, the bank declared and paid C$80m in dividends on HSBC Bank Canada common shares, a decrease of C$10m from the same quarter in 2013.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C and 31.25 cents per share on Class 1 Preferred Shares - Series D. Dividends will be paid on 30 September 2014, for shareholders of record on 15 September 2014.

Use of non-IFRS financial measures

In measuring our performance, the financial measures that we use include those which have been derived from our reported results. However, these are not presented within the Financial Statements and are not defined under IFRS. These are considered non-IFRS financial measures and are unlikely to be comparable to similar measures presented by other companies. The following non-IFRS financial measures are used throughout this document and their purposes and definitions are discussed below:

Financial position at period end
These measures are indicators of the stability of the bank's balance sheet and the degree funds are deployed to fund assets.

Ratio of customer advances to customer accounts is calculated by dividing loans and advances to customers by customer accounts using period-end balances.

Average total shareholders' equity to average total assets is calculated by dividing average total shareholders' equity (determined using month-end balances during the period) with average total assets (determined using month-end balances during the period).

Credit coverage ratios
Credit coverage ratios are useful to management as a measure of the extent of incurred loan impairment charges relative to the bank's performance and size of its customer loan portfolio during the period.

Loan impairment charges to total operating income is calculated as loan impairment charges and other credit provisions, as a percentage of total operating income for the period.

Loan impairment charges to average gross customer advances is calculated as annualized loan impairment charges and other credit provisions for the period, as a percentage of average gross customer advances (determined using month-end balances during the period).

Total impairment allowances to impaired loans at period-end are useful to management to evaluate the coverage of impairment allowances relative to impaired loans using period-end balances.

Return ratios
Return ratios are useful for management to evaluate profitability on equity, assets and risk-weighted assets.

Return on average common equity is calculated as annualized profit attributable to the common shareholder for the period, divided by average common equity (determined using month-end balances during the period).

Post-tax return on average total assets is calculated as annualized profit attributable to the common shareholder for the period, divided by average assets (determined using average month-end balances during the period).

Pre-tax return on average risk-weighted assets is calculated as annualized profit attributable to the common shareholder for the period, divided by average risk-weighted assets (determined using quarter-end balances during the period).

Efficiency ratios
Efficiency ratios are measures of the bank's efficiency in managing its operating expense to generate revenue.

Cost efficiency ratio is calculated as total operating expenses for the period as a percentage of total operating income for the period.

Adjusted cost efficiency ratio is calculated similar to the cost efficiency ratio; however, total operating income for the period excludes gains and losses from financial instruments designated at fair value, as the movement in value of the bank's own subordinated debt issues are primarily driven by changes in market rates and are not under the control of management.

Revenue mix ratio
This measure demonstrates the contribution of each of the primary revenue streams to total operating income.

Net interest income, net fee income and net trading income to total operating income is calculated as net interest income, net fee income and net trading income for the period divided by total operating income for the period.
About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. The HSBC Group serves customers worldwide from over 6,200 offices in 74 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,754bn at 30 June 2014, HSBC is one of the world's largest banking and financial services organizations.

Media enquiries to:	Kimberly Flood	416-868-8001
	Fabrice de Dongo	416-868-8282

Copies of HSBC Bank Canada's second quarter 2014 interim report will be sent to shareholders in August 2014.

Summary

	Quarter ended			Half-year ended
	30 June 2014	30 June 2013	31 March 2014	30 June 2014	30 June 2013
Financial performance for the period (C$m)
Total operating income	539	531	532	1,071	1,115
Profit before income tax expense	242	182	233	475	451
Profit attributable to the common shareholder	172	113	160	332	284
Basic earnings per common share (C$)	0.35	0.23	0.32	0.67	0.57

Financial position at period-end (C$m)
Loan and advances to customers1	41,549	41,156	41,208
Customer accounts1	49,329	47,795	49,456
Ratio of customer advances to customer accounts2	84.2	86.1	83.3
Shareholders' equity	4,791	5,074	4,969
Average total shareholders' equity to average total assets2	5.8	6.0	5.8

Capital measures
Common equity tier 1 capital ratio (%)	11.0	10.8	10.8
Tier 1 ratio (%)	12.4	13.6	12.9
Total capital ratio (%)	14.0	15.5	14.5
Assets-to-capital multiple	16.0	14.5	15.3
Risk-weighted assets (C$m)	38,629	36,467	38,466

Performance ratios (%)2
Credit coverage ratios (%)
Loan impairment charges to total operating income	5.0	15.8	4.9	4.9	12.6
Loan impairment charges to average gross customer advances3	0.3	0.7	0.3	0.4	0.7
Total impairment allowances to impaired loans at period-end3	67.7	58.4	62.0	67.7	59.5

Return ratios (%)
Return on average common shareholder's equity	15.6	10.6	15.0	15.3	13.4
Post-tax return on average total assets	0.81	0.53	0.76	0.79	0.67
Pre-tax return on average risk-weighted assets3	2.5	1.3	2.5	2.5	1.6

Efficiency and revenue mix ratios (%)
Cost efficiency ratio	51.1	50.1	51.9	51.6	47.4
Adjusted cost efficiency ratio	51.0	50.1	51.7	51.4	47.3
Net interest income to total operating income	57.0	64.0	57.7	57.3	60.6
Net fee income to total operating income	29.7	29.0	29.1	29.4	26.9
Net trading income to total operating income	6.2	8.5	7.3	6.8	9.1

1      From 1 January 2014, non-trading reverse repurchase and repurchase agreements are presented as separate lines in the balance sheet. Previously, non-trading reverse repurchase agreements were included within 'Loans         and advances to banks' and 'Loans and advances to customers' and non-trading repurchase agreements were included within 'Deposits by banks' and 'Customer accounts'.  Comparative data have been restated         accordingly. More information relating to the change in presentation will be made available in our second quarter 2014 interim report.

2 Refer to the 'Use of non-IFRS financial measures' section of this document for a discussion of non-IFRS financial measures.

3      The measure has been aligned with that in use by the HSBC Group and comparative information has been restated. Refer to the 'Use of non-IFRS financial measures' section of this document for a description of the method in         use to calculate the measure.

Consolidated Income Statement (Unaudited)

Figures in C$m	Quarter ended			Half-year ended
(except per share amounts)	30 June 2014	30 June 2013	31 March 2014	30 June 2014	30 June 2013

Interest income	484	534	483	967	1,051
Interest expense	(177)	(194)	(176)	(353)	(375)
Net interest income	307	340	307	614	676

Fee income	183	181	172	355	347
Fee expense	(23)	(27)	(17)	(40)	(47)
Net fee income	160	154	155	315	300

Trading income excluding net interest income	32	33	36	68	80
Net interest income on trading activities	1	12	3	4	22
Net trading income	33	45	39	72	102

Net expense from financial instruments designated at fair value	(1)	-	(2)	(3)	(3)
Gains less losses from financial investments	27	15	19	46	50
Other operating income / (loss)	13	(23)	14	27	(10)
Total operating income	539	531	532	1,071	1,115
Loan impairment charges and other credit risk provisions	(27)	(84)	(26)	(53)	(140)
Net operating income	512	447	506	1,018	975

Employee compensation and benefits	(152)	(158)	(159)	(311)	(314)
General and administrative expenses	(111)	(96)	(104)	(215)	(191)
Depreciation of property, plant and equipment	(9)	(8)	(8)	(17)	(17)
Amortization and impairment of intangible assets	(4)	(4)	(5)	(9)	(7)
Total operating expenses	(276)	(266)	(276)	(552)	(529)
Operating profit	236	181	230	466	446
Share of profit in associates	6	1	3	9	5
Profit before income tax expense	242	182	233	475	451
Income tax expense	(60)	(52)	(61)	(121)	(132)
Profit for the period	182	130	172	354	319

Profit attributable to the common shareholder	172	113	160	332	284
Profit attributable to preferred shareholders	8	15	9	17	30

Profit attributable to shareholders	180	128	169	349	314
Profit attributable to non-controlling interests	2	2	3	5	5

Average number of common shares outstanding (000's)	498,668	498,668	498,668	498,668	498,668
Basic earnings per common share	0.35	0.23	0.32	0.67	0.57

Consolidated Balance Sheet (Unaudited)

Figures in C$m	At 30 June 2014	At 30 June 2013	At 31 December 2013

ASSETS

Cash and balances at central bank	66	66	165
Items in the course of collection from other banks	87	110	107
Trading assets	6,525	7,522	6,728
Derivatives	2,139	2,096	2,112
Loans and advances to banks1	438	456	1,149
Loans and advances to customers1	41,549	41,156	40,524
Reverse repurchase agreements - non-trading1	6,178	6,989	6,161
Financial investments	19,774	19,841	21,814
Other assets	418	892	332
Prepayments and accrued income	189	218	206
Customers' liability under acceptances	5,586	4,785	4,757
Property, plant and equipment	132	137	137
Goodwill and intangibles assets	65	70	68
Total assets	83,146	84,338	84,260

LIABILITIES AND EQUITY

Liabilities
Deposits by banks1	912	728	635
Customer accounts1	49,329	47,795	50,926
Repurchase agreements - non-trading1	2,246	2,562	1,487
Items in the course of transmission to other banks	219	149	53
Trading liabilities	3,492	4,241	4,396
Financial liabilities designated at fair value	429	428	428
Derivatives	1,880	1,737	1,746
Debt securities in issue	10,829	13,240	11,348
Other liabilities	2,202	2,258	2,338
Acceptances	5,586	4,785	4,757
Accruals and deferred income	499	487	551
Retirement benefit liabilities	293	295	271
Subordinated liabilities	239	329	239
Total liabilities	78,155	79,034	79,175

Equity
Common shares	1,225	1,225	1,225
Preferred shares	350	946	600
Other reserves	138	101	134
Retained earnings	3,078	2,802	2,926
Total shareholders' equity	4,791	5,074	4,885
Non-controlling interests	200	230	200
Total equity	4,991	5,304	5,085
Total equity and liabilities	83,146	84,338	84,260

1      From 1 January 2014, non-trading reverse repurchase and repurchase agreements are presented as separate lines in the balance sheet. Previously, non-trading reverse repurchase agreements were included within 'Loans        and advances to banks' and 'Loans and advances to customers' and non-trading repurchase agreements were included within 'Deposits by banks' and 'Customer accounts'.  Comparative data have been restated       accordingly. More information relating to the change in presentation will be made available in our second quarter 2014 interim report.

Condensed Consolidated Statement of Cash Flows (Unaudited)

Figures in C$m	Quarter ended			Half-year ended
	30 June 2014	30 June 2013	31 March 2014	30 June 2014	30 June 2013

Cash flows generated from/(used in):
- operating activities	(15)	1,786	(1,841)	(1,856)	2,673
- investing activities	(212)	33	2,245	2,033	459
- financing activities	(340)	(107)	(92)	(432)	(215)
Net increase/(decrease) in cash and cash equivalents	(567)	1,712	312	(255)	2,917
Cash and cash equivalents, beginning of period	2,208	2,958	1,896	1,896	1,753
Cash and cash equivalents, end of period	1,641	4,670	2,208	1,641	4,670

Represented by:
- Cash and balances at central bank	66	66	71	66	66
- Items in the course of transmission to other banks, net	(132)	(39)	(20)	(132)	(39)
- Loans and advances to banks of one month or less	438	456	1,188	438	456
- Reverse repurchase agreements with banks of one month or less	992	3,200	810	992	3,200
- Treasury bills and certificates of deposits of three months or less	277	987	159	277	987
Cash and cash equivalents, end of period	1,641	4,670	2,208	1,641	4,670

Global Business Segmentation (Unaudited)

	Quarter ended			Half-year ended
Figures in C$m	30 June 2014	30 June 2013	31 March 2014	30 June 2014	30 June 2013

Commercial Banking
Net interest income	165	172	168	333	333
Net fee income	81	80	79	160	157
Net trading income	7	7	6	13	15
Gains less losses from financial investments	16	-	-	16	-
Other operating income / (loss)	3	(35)	6	9	(32)
Total operating income	272	224	259	531	473
Loan impairment charges and other credit risk provisions	(18)	(61)	(12)	(30)	(100)
Net operating income	254	163	247	501	373
Total operating expenses	(104)	(92)	(101)	(205)	(182)
Operating profit	150	71	146	296	191
Share of profit in associates	6	1	3	9	5
Profit before income tax expense	156	72	149	305	196

Global Banking and Markets
Net interest income	46	40	44	90	82
Net fee income	22	20	24	46	38
Net trading income	15	25	21	36	62
Gains less losses from financial investments	11	13	19	30	46
Other operating income	1	-	-	1	-
Total operating income	95	98	108	203	228
Loan impairment charges reversals and other credit risk provisions	(2)	(2)	(1)	(3)	-
Net operating income	93	96	107	200	228
Total operating expenses	(29)	(29)	(30)	(59)	(58)
Profit before income tax expense	64	67	77	141	170

Retail Banking and Wealth Management
Net interest income	104	134	102	206	275
Net fee income	57	54	52	109	105
Net trading income	3	7	5	8	11
Gain less losses from financial investments	-	2	-	-	4
Other operating income	2	4	2	4	7
Total operating income	166	201	161	327	402
Loan impairment charges and other credit risk provisions	(7)	(21)	(13)	(20)	(40)

Net operating income	159	180	148	307	362
Total operating expenses	(135)	(137)	(133)	(268)	(271)

Profit before income tax expense	24	43	15	39	91

Ongoing Retail Banking and Wealth Management business	15	19	9	24	37
Run-off consumer finance portfolio	9	24	6	15	54

	Quarter ended			Half-year ended
Figures in C$m	30 June 2014	30 June 2013	31 March 2014	30 June 2014	30 June 2013

Other
Net interest expense	(8)	(6)	(7)	(15)	(14)
Net trading income	8	6	7	15	14
Net expense from financial instruments designated at fair value	(1)	-	(2)	(3)	(3)
Other operating income	7	8	6	13	15
Total operating income	6	8	4	10	12
Total operating expenses	(8)	(8)	(12)	(20)	(18)
Loss before income tax expense	(2)	-	(8)	(10)	(6)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 04 August 2014